Exhibit A

Atlantic Region Development Plan Approved

Calgary, Alberta (June 5, 2013) – Husky Energy has received regulatory approval for a development plan amendment for the South White Rose field, the third satellite extension at the White Rose field in the Atlantic Region.

The approval marks the latest step in the Company’s strategy to maintain stable, high-netback production from the region while laying the foundation for the next stage of growth. The original South White Rose field development plan was approved in 2007, and the amendment provides for gas injection which will contribute to enhanced oil production and provide additional storage for recovered gas.

Husky is targeting approximately 20 million barrels of oil (Husky W.I.) from South White Rose, and the amendment allows the Company to access an additional estimated 6.5 million barrels of incremental production (Husky W.I.) from the South Avalon Terrace on the southern tip of the main White Rose field.

South White Rose, located approximately 350 kilometres offshore Newfoundland and Labrador, will be developed via subsea tie-back to the SeaRose Floating Production Storage and Offloading (FPSO) vessel. Development is well underway with gas injection anticipated to begin in 2013 and first oil production planned for 2014.

The Atlantic Region is one of Husky’s growth pillars and comprises a diverse portfolio of opportunities, many of which are located near existing infrastructure. The Company is the operator of the White Rose field and the satellite extensions.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and is publicly traded on the Toronto Stock Exchange under the symbol HSE and HSE.PR.A. More information is available at www.huskyenergy.com

For further information, please contact:

Media Inquiries: Kim Guttormson Media Relations Coordinator Husky Energy Inc. 403-298-7088	Investor Inquiries: Rob McInnis Manager, Investor Relations Husky Energy Inc. 403-298-6817

FORWARD LOOKING STATEMENTS

Certain statements in this press release are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this press release are forward-looking and not historical facts.

Such forward-looking statements are based on the Company’s current expectations, estimates, projections and assumptions that were made by the Company in light of its experience and its perception of historical trends. Further, such forward-looking statements are subject to risks, uncertainties and other factors, some of which are beyond the Company’s control and difficult to predict. Accordingly, these factors could cause actual results or outcomes to differ materially from those expressed or projected in the forward-looking statements.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”). In particular, forward-looking statements in this press release include, but are not limited to: production estimates for the South White Rose field; the predicted impact the development plan amendment for the South White Rose field will have on production; and the anticipated timing of gas injection and first oil production at the South White Rose field.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this press release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

The Company’s Annual Information Form for the year ended December 31, 2012 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.